Vast Therapeutics, Inc.



ANNUAL REPORT

615 Davis Dr. Suite 800

Morrisville, NC 27560

(919) 321-1403

www.vasttherapeutics.com

This Annual Report is dated April 24, 2025.

BUSINESS

Vast Therapeutics, Inc. ("Vast" or the "Company") is a clinical-stage life science company focused on breaking the debilitating cycle of chronic infection and inflammation in respiratory diseases. This underlying problem creates a significant health issue that affects patients across the entire spectrum of respiratory diseases in the US and abroad. 500 million individuals worldwide suffer from chronic lung disease.

Specific disease names range from rare orphan diseases like Cystic Fibrosis (CF, ~40,000 affected in the U.S.) to highly prevalent Chronic Obstructive Pulmonary Disease in elderly adults (COPD, ~16,000,000 affected in the U.S.). Regardless of the number impacted, each disease creates a life changing burden of care for the patients and their families.

While there are several respiratory diseases with high unmet medical needs, the initial efforts at Vast are concentrated on population segments whose lungs are colonized with the life-threatening bacteria Pseudomonas aeruginosa ("Pseudomonas"). It is now well established that when Cystic Fibrosis and Non-Cystic Fibrosis Bronchiectasis ("NCFB"), patients are colonized with Pseudomonas, it leads to higher rates of hospitalization and mortality. Cough, excessive sputum, and difficulty breathing become part of everyday life, leading to exacerbations, chronic airflow obstruction, and progressive loss of lung function.

The heavy use of antibiotics to treat these diseases has led to toxicities observed with chronic use and antibiotic resistance (further complicating effective treatment). Now bacteria are evolving defense mechanisms against the most powerful drugs, creating a global public health problem. This is such a significant health issue that the CDC and the WHO have identified it as a priority. A recent study suggests more than 39 million people could die over the next 25 years due to antibiotic-resistant infections.

These problems create high unmet medical needs and an opportunity to improve and extend life for thousands of people living with antibiotic-resistant pathogens like Pseudomonas. Within CF, Pseudomonas remains a significant challenge to those adult patients who were not fortunate enough to get modulators at a young age and for those ~10% of individuals with genetics that make them ineligible for corrective therapy.

Vast has a new solution.

Nitric oxide-based medicines have the potential to reshape the standard of care in the treatment of chronic lung diseases. Nitric oxide is a natural molecule synthesized by the body that maintains homeostasis of blood flow, neurotransmission, and immune response. In many respiratory diseases, the ability to make enough nitric oxide is compromised. This leads to failures in the lungs' ability to transport oxygen, keep inflammation in check, and fight off invading pathogens.

Our technology platform is designed to stabilize nitric oxide, deliver it via inhalation, and target the release in the lung where patients need it the most, aiming to address the complex mosaic of factors that lead to a decline in quality of life.

Our Nitric Oxide Platform

Our nitric oxide-releasing medicines are ideal for disrupting the unending cycle of infection/inflammation caused by Pseudomonas in CF, NCFB, and COPD, totaling a $5.5B target market opportunity in the U.S. To reach these patients, our pipeline includes candidates designed to deliver broad-spectrum antimicrobial activity with minimal toxicity and no risk of emerging drug resistance. The resulting patent portfolio we have assembled is comprised of assets developed internally as well as key licensed patents and applications in the field of nitric oxide.

Nitric oxide is one of the most researched molecules in human physiology. As a fundamental part of host` immune response, cells of the immune system naturally generate nitric oxide to kill bacteria, fungi, and viruses. Due to the multiple ways nitric oxide kills bacteria they do not develop resistance like they do to traditional antibiotics.

While the powerful benefits of nitric oxide have long been recognized, there is a scarcity of nitric oxide-based medicines on the market due to the challenges associated with controlling the release and delivery of nitric oxide because it is a gas in its natural state. Early data indicates the following key components of our nitric oxide chemistry platform pioneered by Founder, Dr. Mark Schoenfisch (UNC-Chapel Hill) overcome these limitations:

Our proprietary chemistry enables us to chemically store large amounts of nitric oxide in drug form. The advantages of our approach include stability, high storage capacity, targeted delivery, and what we believe is an attractive safety profile.

Our inhalation science allows us to customize the drug delivery method for the relevant sites within the lung while considering physician and patient preferences. The ability to create inhalable compositions for nebulization or future dry powder dosage forms allows for the creation of differentiated, first-in-class product candidates.

ALX1 Drug Candidate

There is a high need for effective new treatments to eradicate Pseudomonas and other drug-resistant bacteria in an effort to combat the global public health threat of antibiotic resistance. Based on superior efficacy compared to tobramycin in animal models, we believe our lead product candidate, known as ALX1, has the potential to eliminate Pseudomonas in the lungs of patients and also target the unchecked inflammation that occurs in many chronic lung diseases.

We believe ALX1 is ready for Phase 1 clinical trials:

Quality manufacturing at kilogram scale with >98% purity

Full Phase 1 enabling toxicology program

Efficacy in five preclinical models of chronic airway disease

Approved Investigational New Drug (IND) application with the FDA

If successful, ALX1 may eventually become part of the standard-of-care treatment regimen for many airway diseases.

Our clinical plan is to first establish safety in adult healthy volunteers through the conduct of single and multiple ascending dose studies. Completion of Phase 1 in healthy volunteers then enables Phase 2 proof-of-concept testing in patients with specific diseases in the broader population with significant commercial upside.

Future Growth Opportunities

Enabled by what we learn in the clinical trials with CF and NCFB patients, we plan to pursue additional respiratory diseases. These applications could include but are not limited to the treatment of Non-Tuberculous Mycobacterium (NTM) infections, as well as bigger diseases like COPD (the 3rd leading cause of death in the U.S.). Given the size of the unmet need remaining in these populations coupled with the existing network of non-profit organizations supporting clinical research and development in these disease areas, there are significant non-dilutive, revenue-generating partnership opportunities. Exemplary organizations identified for potential collaboration include:

· Cystic Fibrosis Foundation (CFF)

· COPD Foundation

· National Institutes for Allergy and Infectious Diseases (NIAID)

· Biomedical Advanced Research and Development Authority (BARDA)

· Bill & Melinda Gates Foundation

We are committed to meeting our corporate objectives of delivering commercially viable treatments to patients in a number of indications and geographies.

Vast engages in research and development activities toward new medicines that require the U.S. Food and Drug Administration (FDA) or similar regulatory bodies internationally, prior to the launch of any new therapeutics. All of our products will require extensive nonclinical and clinical testing in human subjects to provide evidence of safety and efficacy for their intended use in specific populations. Highly regulated pharmaceutical development is a capital-intensive business and will require future financings.

Vast Therapeutics is creating patent barriers to market entry and currently owns exclusive licenses for 20 issued patents and several pending applications covering nitric oxide-releasing technologies for use in the respiratory field. Vast believes it has the freedom to operate with our ALX1 development program. Vast's nitric oxide-releasing prodrug platform and our lead candidate ALX1 are protected by a global patent portfolio including filings of assets developed internally, and key licensed patents and applications in the field of nitric oxide delivery from UNC-Chapel Hill. The expanding portfolio summarized in the table below includes patents and applications for compositions of matter as well as methods of use. The patent portfolio has been designed to support the business model and enable potential commercialization by licensing ALX1 in targeted areas including licensed fields based on geography, pathogen, or disease state.

Company History & Corporate Structure

The Company was originally incorporated as Novoclem Therapeutics, Inc. on April 5, 2017, under Delaware law. On May 17, 2018, the Company changed its name to Vast Therapeutics, Inc.

Our parent company, KNOW Bio, LLC, was founded in Durham, NC and under North Carolina law in December 2015. Vast has been a majority-owned (>80%) subsidiary of KNOW Bio since its inception. The parent company is a privately held life science company with a corporate strategy to form subsidiaries focusing on specific therapeutic areas, diseases or conditions utilizing our proprietary technologies and assemble teams of experienced personnel for each subsidiary. KNOW Bio provides capital for the startup, support services, facilities and, in certain cases, research assistance. Vast Therapeutics is assessed a management fee for such services. Each subsidiary's basic operations are funded via convertible debt under an executed Promissory Note. As a C-corp, Vast Therapeutics has its own set of financials and governance structure.

The Company's Intellectual Property ("IP"):

The Company was granted an exclusive right to use patents protecting ALX1 in the U.S. and international markets for patents filed with the USPTO and in Foreign jurisdictions in a License Agreement dated November 27, 2017, as amended. The Vast Therapeutics' IP portfolio for nitric oxide-based medicines in the respiratory field includes issued patents and pending applications that protect our drug candidates. Specifically pertaining to the ALX1 lead candidate, there are more than 20 filings with one issued case thus far. As most of these are recent inventions, the patent life remaining on ALX1 would run through at least 2041. In exchange for the exclusive right to use the Patents, the Company provided consideration including sharing in costs in patent prosecution and granting equity in the Company to KNOW Bio, LLC. Vast owes no further royalties or milestone payments of the IP protecting its ALX1 drug candidate.

In addition to this, Vast has other IP that it has developed including trade secrets, copyrights, and trademark rights.

Inside Investments Made in this Offering

The following insiders of Vast Therapeutics, Inc. have participated or intend to participate in the company's Regulation Crowdfunding offering. An "insider" includes, but is not limited to, corporate officers and members of the board of directors, and direct family members or members of the household of any of these personnel. Direct family members include parents, spouses, and children. These transactions are considered related-party transactions under applicable securities regulations:

· KNOW Bio, LLC, a greater-than-20% shareholder, has already invested $60,000.72 in this offering.

· Charles Swoboda, Chairman of the Board, has already invested $30,000.88 in this offering.

· Nate Stasko, Chief Executive Officer, has indicated his intent to invest $3,000.40 in this offering.

These investments reflect the confidence of Vast Therapeutics' insiders in the company's potential and align with the company's goal of fostering long-term growth.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

Biotechnology companies typically operate for 5-10 years before generating revenue from products they develop given the lengthy drug development process and regulatory hurdles imposed by the Food and Drug Administration (FDA). Our business model does not rely on revenue generation to fund operations or return value to shareholders. Vast

Therapeutics will use the proceeds from equity transactions (both now and in the future) to advance its programs until a monetization event; either accessing the public markets or conducting a funding-based transaction with large pharma.

Foreseeable major expenses based on projections:

The major expenses for Vast are related to the testing required by the FDA in both humans and animals to demonstrate the safety and efficacy of our ALX1 drug candidate. The forecast costs will include the trial costs associated with running Phase 1, Phase 2, and potentially Phase 3 trials along with the rodent and non-rodent toxicology studies required to enable the dosing durations of those trials.

Specifically with respect to the Phase 1 milestone, $3M dollars of clinical and nonclinical expenses are forecasted to complete the single ascending dose and multiple ascending dose Phase 1 trial in healthy volunteers as agreed upon by the FDA.

Future operational challenges:

Future operational challenges could include scaling the drug candidate for commercial distribution, enrollment and execution of large multi-national clinical trials, and the reliance on third-party contract organizations to complete many tasks in the product development lifecycle. These and others are appropriately outlined in RISK FACTORS.

Future challenges related to capital resources:

Drug development is a capital-intensive business, requiring increasing amounts of capital the further we advance the ALX1 drug candidate. Future equity financings will be required to maximize the value of the asset.

Future milestones and events:

The continued success of our non-dilutive financing efforts will make a significant impact on the future value-creation potential of our Company. Our previous investors recognize these grants as an invaluable component of their investment thesis. First, federal and state funds extend the capital runway of the organization as a direct offset of critical research and development activities. Second, the scientific peer review helps non-healthcare specialist investors by having an extra layer of diligence over both the scientific approach and level of innovation.

Given the size of the unmet need remaining in these disease populations and the existing network of non-profit organizations supporting clinical research and development in chronic lung diseases, we believe significant non-dilutive revenue-generating potential relationships also exist. Organizations identified for potential partnership/collaboration include the Cystic Fibrosis Foundation and the COPD Foundation.

Vast has assembled an intellectual property portfolio exceeding 40 filings of assets developed internally, and key licensed patents and applications in the field of nitric oxide delivery. Once first-in-human Phase 1 safety studies are complete for ALX1, a clinical-stage asset with a safety profile has immense licensing and partnering potential with a number of global pharmaceutical entities that have stated strategic interest in the respiratory disease space (e.g., Johnson & Johnson, Grifols, Boehringer Ingelheim, Shionogi). As development progresses, Vast will look to partner with one of these major players to explore disease beyond our current focus and/or to execute late-stage clinical development and fulfill the commercial vision for our program.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $31,466.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: KNOW Bio, LLC

Amount Owed: $12,899,653

Interest Rate: 3.0%

Maturity Date: December 31, 2029

Vast Therapeutics, Inc. (the "Company"), a Delaware corporation, for value received, hereby promises to pay to the order of KNOW Bio, LLC, or assigns ("Lender"), in lawful money of the United States of America by wire transfer to an account designated in writing by Lender to the Company, the principal amount of Fifteen Million Dollars ($15,000,000) or such lesser amount as is outstanding hereunder, together with interest accruing on the unpaid balance from the applicable date of each advance made pursuant to the immediately following paragraph until paid in full at the rate of interest of 3.0% per annum, which such interest shall be deemed capitalized and added to the principal amount hereof at the end of each calendar month. The Amended and Restated Revolving Convertible Promissory Note dated July 1, 2024 supersedes and replaces any and all prior promissory notes, agreements, or understandings, whether written or oral, between the Company and the Lender related to the indebtedness evidenced by this Note. All such prior notes or agreements are hereby terminated and of no further force or effect. All payments of principal and interest shall be payable in lawful money of the United States of America at such place as Lender may designate in writing. Advances. From the date hereof until December 31, 2029, the Company may request advances under this Note. The Company may borrow, repay and re-borrow under this Note until December 31, 2029; provided that the Company may not borrow or re-borrow should there exist an Event of Default (as defined below) and provided further that each borrowing hereunder is subject to the prior approval of Lender. Upon approval of the Company's reasonable request to Lender for an advance hereunder, Lender shall make the proceeds of the advance available to the Company within one day by effecting a transfer of such amount to an account designated by the Company. Additionally, Company authorizes Lender to pay amounts due on the Company's behalf in the ordinary course of business without request from the Company and such amount may be added to the Note without notice to the Company. Repayment. Unless converted or prepaid earlier as set forth below, all unpaid principal and unpaid accrued interest of the Loans shall be due and payable on December 31, 2029. No prepayment is permitted without the Lender's consent. Conversion. 1.1 Qualified Financing. In the event of a Qualified Financing, all unpaid principal and accrued unpaid interest on this Note shall be converted at the Conversion Price (defined below) into the Company's equity securities (the "Securities"). Such Securities shall be chosen at Lender's sole discretion from any Securities issued by the Company in this Qualified Financing or otherwise. For purposes hereof, a "Qualified Financing" means the closing of an equity financing or series of related equity financings by the Company resulting in aggregate gross cash proceeds (before commissions or other expenses and excluding conversion of the Note) to the Company of at least Four Million Nine Hundred Thousand Dollars ($4,900,000.00), and the "Conversion Price" shall be 90% of the lowest price per share paid for the Securities in the Qualified Financing. In the event the Company completes (in one or a series of related transactions) a merger, consolidation, sale or transfer of more than fifty percent (50%) of the Company's capital stock, or completes the sale of all or substantially all of its assets, in each case which does not constitute a Qualified Financing, then the term "Securities" as used herein shall thereafter refer to the equity securities or securities convertible into or exchangeable for equity securities of the surviving, resulting, combined or acquiring entity in such merger, consolidation, sale or transfer. 1.2 Voluntary Conversion. In the event of an equity financing by the Company resulting in aggregate gross cash proceeds (before commissions or other expenses and excluding conversion of the Note) to the Company of less than Four Million Nine Hundred Thousand Dollars ($4,900,000.00), Lender, in its sole discretion, can have all unpaid principal and accrued unpaid interest on this Note be converted to Securities chosen at Lender's sole discretion from any Securities issued by the Company in such equity financing or otherwise at 90% of the lowest price per share paid for the Securities in such an equity financing. In addition to the above, upon the agreement of the Company and Lender, all or any portion of the unpaid principal and accrued interest under this Note shall be converted at a conversion price mutually agreeable to the Company and the Lender. Any such conversion must be approved by the board of directors of the Company or its authorized designee, and Lender may request a copy of the consent or minutes evidencing the approval of such request as a condition to consummating the conversion. 1.3 Mechanics of Conversion. Upon conversion of this Note in accordance with the terms of this Section 3, the Company shall not be obligated to issue certificates evidencing the shares of the securities issuable upon such conversion unless the Note is either delivered to the Company or its transfer agent, or the Lender notifies the Company or its transfer agent that such Note has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Note. The Company shall, as soon as practicable after such delivery, or such agreement and indemnification, issue and deliver to Lender a certificate or certificates for the Securities to which Lender shall be entitled. Such conversion shall be deemed to have been made concurrently with the close of the Qualified Financing. The person or persons entitled to receive securities issuable upon such conversion shall be treated for all purposes as the record holder or holders of such securities on such date. The Company shall not issue fractional shares but shall round up the number of shares issued to the next whole number. Default. If an Event of Default occurs, Lender may declare the outstanding principal of this Note, together with all unpaid interest accrued thereon, at once due and payable. In such event, Lender is entitled to exercise all of its rights and remedies hereunder whether at law or in equity. The failure of Lender to declare this Note due and payable will not be a waiver of its right to do so, and Lender will retain the right to declare this Note due and payable unless Lender executes a written waiver thereof. Upon the occurrence of an Event of Default, all unpaid principal and unpaid and accrued interest shall accrue interest at the rate of twelve percent (12%) per annum (the "Default Rate"), which such interest shall be deemed capitalized and added to the principal amount hereof at the end of each calendar month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nate Stasko, PhD

Nate Stasko, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: April, 2022 - Present
Responsibilities: I oversee all of the product development disciplines responsible for pursuing registration of company products with the U.S. Food and Drug Administration (FDA). I am also responsible for the overall business direction and financial viability of the organization. Nate currently receives annual salary compensation of $360,000 and works 45 hours a week on average for this role.

Other business experience in the past three years:

Employer: KNOW Bio
Title: Senior Strategic Advisor
Dates of Service: March, 2019 - Present
Responsibilities: Senior Strategic Advisor requiring 1 hour per week of time.

Other business experience in the past three years:

Employer: EmitBio, Inc.
Title: Chief Scientific Officer
Dates of Service: April, 2020 - February, 2022
Responsibilities: Chief Scientific Officer

Name: Charles Swoboda

Charles Swoboda's current primary role is with KnowBIO LLC. Charles Swoboda currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Chairman
Dates of Service: January, 2021 - Present
Responsibilities: Lead the board, provide strategic guidance, risk management oversight. Charles receives salary compensation of $5,000 per year for this role.

Other business experience in the past three years:

Employer: KnowBIO LLC
Title: Board Member
Dates of Service: November, 2022 - Present
Responsibilities: Board Member

Other business experience in the past three years:

Employer: Ryder
Title: Director
Dates of Service: November, 2022 - Present
Responsibilities: Director

Name: George Stephen DeCherney

George Stephen DeCherney's current primary role is with UNC School of Medicine. George Stephen DeCherney currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: August, 2018 - Present
Responsibilities: Attend Board meetings. Advise on medical matters. Dr. DeCherny does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Aisling Health Services
Title: Board Chair
Dates of Service: May, 2024 - Present
Responsibilities: Co-Founder

Other business experience in the past three years:

Employer: Helios Clinical Research
Title: Chair
Dates of Service: May, 2021 - Present
Responsibilities: Co-Founder

Other business experience in the past three years:

Employer: UNC School of Medicine
Title: Professor
Dates of Service: September, 2009 - Present
Responsibilities: Faculty

Name: John Oakley

John Oakley's current primary role is with KNOW Bio LLC. John Oakley currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer
Dates of Service: July, 2017 - Present
Responsibilities: Responsible for accounting, treasury and tax efforts at Vast Therapeutics. John does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: KNOW Bio LLC
Title: COO, CFO
Dates of Service: February, 2018 - Present
Responsibilities: Lead the Company in all aspects.

Other business experience in the past three years:

Employer: Revian, Inc.
Title: CEO
Dates of Service: December, 2022 - Present
Responsibilities: Lead the Company in all aspects

Name: Mark Schoenfisch

Mark Schoenfisch's current primary role is with KnowBIO, LLC. Mark Schoenfisch currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & Chief Scientific Officer
Dates of Service: January, 2017 - Present
Responsibilities: As Professor of Chemistry at UNC-Chapel Hill and Founder of Vast, I have served to transfer technology and IP originating from my academic laboratory at the University of North Carolina to the company. Mark currently receives annual salary compensation of $120,000 for this role.

Other business experience in the past three years:

Employer: KnowBIO, LLC
Title: Director
Dates of Service: September, 2016 - Present
Responsibilities: I also serve as Director of Vast's parent company, KNOW Bio, LLC.

Name: Paul Bruinenberg

Paul Bruinenberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer (CMO)
Dates of Service: March, 2024 - Present
Responsibilities: Responsible for defining the clinical development strategy, expediting the development compounds and overseeing the implementation of clinical studies that could change the overall paradigm of treating chronic inflammatory lung diseases from all phases of development (discovery, non-clinical and Phase I-IV). My responsibilities include but are not limited to clinical strategy, protocol development, study conduct and interaction with regulatory authorities. Paul currently receives salary compensation in the amount of $300,000 per year for this role.

Other business experience in the past three years:

Employer: TB Alliance
Title: Senior Medical Officer
Dates of Service: March, 2017 - July, 2023
Responsibilities: Responsible for expediting the development compounds and overseeing the implementation of clinical studies that could change the overall paradigm of treating Tuberculosis lung diseases from all phases of development (discovery, non-clinical and Phase I-IV). My responsibilities include but are not limited to clinical strategy, protocol development, study conduct and interaction with regulatory authorities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: KNOW Bio, LLC (Managed by F. Neal Hunter; Beneficially owned [>20%] by Reedy Creek Investments LLC)
Amount and nature of Beneficial ownership: 36,132,717
Percent of class: 75.4

RELATED PARTY TRANSACTIONS

Name of Entity: KNOW Bio, LLC

Names of 20% owners: Managed by F. Neal Hunter; Beneficially owned (>20%) by Reedy Creek Investments LLC

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: $12,899,653 owed to parent company KNOW Bio, LLC. The transactions entered into with the related parties were for ongoing financial support to the Company and Company expenses that are being paid by related parties.

Material Terms: Vast Therapeutics, Inc. (the "Company"), a Delaware corporation, promises to pay KNOW Bio, LLC (the "Lender") a principal amount of up to $15,000,000, accruing interest at 3.0% per annum, capitalized monthly. This Amended and Restated Revolving Convertible Promissory Note, dated July 1, 2024, replaces all prior related agreements. The Note allows borrowing, repayment, and re-borrowing until December 31, 2029, subject to Lender approval and absence of default. All unpaid principal and interest are due by December 31, 2029, with no prepayment permitted without Lender consent. Upon a Qualified Financing ($4.9M+ in equity financing), the Note converts into the Company's equity securities at 90% of the lowest price paid for such securities, at Lender's discretion. In smaller financings or by mutual agreement, conversion terms are similarly discounted or agreed upon. Conversion mechanics include issuance of securities without fractional shares and require board approval. If an Event of Default occurs (e.g., nonpayment, covenant breach, bankruptcy), the Note becomes immediately due, accruing interest at 12% per annum. Additional terms include assignment rights, enforcement of covenants, and governing law under North Carolina.

OUR SECURITIES

The company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,187,500 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 45,417,327 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The total amount outstanding includes 7,673,874 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also includes 1,595,952 shares to be issued pursuant to stock options issued.

Series A Preferred Stock

The amount of security authorized is 4,490,000 with a total of 2,515,000 outstanding.

Voting Rights

The holders of Series A Preferred Stock are entitled to vote together with the holders of Common Stock on an as-converted to Common Stock basis.

Material Rights

Dividends. The holders of each series of Preferred Stock shall be entitled, on a pari passu basis, when and if declared by the Board of Directors, consistent with Delaware law, to cash dividends and distributions out of funds of the Corporation legally available for that purpose. With respect to the declaration, payment and setting apart of dividends, other than in Common Stock, whether of cash, securities of the Corporation, securities of other persons, evidences of indebtedness, assets, or rights to acquire any of the above, the holders of Preferred Stock shall be entitled to participate with the Common Stock and receive, before any dividends shall be declared and paid upon or set aside for the Common Stock, the same dividends or distributions, on an as-converted basis, as are proposed to be distributed to the holders of Common Stock. Each share of Preferred Stock shall be treated for purposes of such participation as being equal to the number of shares of Common Stock (which may be a fraction) into which such share could then be converted.

Preferential Payments to Holders of Series A Preferred Stock. Upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Sales Transaction (as defined below), after the payment in full of the Senior Liquidation Amount required to be paid to the holders of shares of the Series B Preferred Stock, the holders of outstanding shares of Series A Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series A Initial Price (as defined below), or (ii) the amount they would receive if the Series A Preferred Stock was converted into Common Stock pursuant to its terms immediately prior to the Sales Transaction, from proceeds on a liquidation of the Corporation (the "Junior Liquidation Amount"). If, after the payment in full of the Senior Liquidation Amount to the holders of the Series B Preferred Stock, the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series A Preferred Stock of all amounts distributable to them under this Section 2(b), then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series A Preferred Stock on a pari passu basis in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Consolidation, Merger, etc. A "Sale Transaction" shall mean (i) any merger, amalgamation, reorganization, consolidation or other transaction involving the Corporation and any other corporation or other entity or person in which the persons who were the stockholders of the Corporation immediately prior to such merger, amalgamation, reorganization, consolidation or other transaction own less than fifty percent (50%) of the outstanding voting shares of the surviving or continuing entity after such merger, amalgamation, reorganization, consolidation or other transaction; (ii) the sale, exchange or transfer by the Corporation's stockholders, in a single transaction or series of related transactions, of all of the voting shares of the Corporation; (iii) the sale, transfer, disposal or exclusive lease or sublicense (to the exclusion of the Corporation itself) of material intellectual property rights licensed or held by the Corporation; or (iv) the sale or license of all or substantially all of the assets of the Corporation.

Mandatory Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the occurrence of a closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Corporation to the public with gross proceeds of at least $30 million (an "IPO"). In addition, each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the affirmative vote of the holders of at least a majority of the then-outstanding shares of the applicable series of Preferred Stock, voting separately as a single class.

Series B Preferred Stock

The amount of security authorized is 6,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Preferred Stock.

Material Rights

Dividends. The holders of each series of Preferred Stock shall be entitled, on a pari passu basis, when and if declared by the Board of Directors, consistent with Delaware law, to cash dividends and distributions out of funds of the Corporation legally available for that purpose. With respect to the declaration, payment and setting apart of dividends, other than in Common Stock, whether of cash, securities of the Corporation, securities of other persons, evidences of indebtedness, assets, or rights to acquire any of the above, the holders of Preferred Stock shall be entitled to participate with the Common Stock and receive, before any dividends shall be declared and paid upon or set aside for the Common Stock, the same dividends or distributions, on an as-converted basis, as are proposed to be distributed to the holders of Common Stock. Each share of Preferred Stock shall be treated for purposes of such participation as being equal to the number of shares of Common Stock (which may be a fraction) into which such share could then be converted.

Liquidation Preferential Payments to Holders of Series B Preferred Stock. Upon the occurrence of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a Sales Transaction (as defined below), the holders of outstanding shares of Series B Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Series A Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the Series B Initial Price (as defined below), or (ii) the amount they would receive if the Series B Preferred Stock was converted into Common Stock pursuant to its terms immediately prior to the Sales Transaction, from proceeds on a liquidation of the Corporation (the "Senior Liquidation Amount"). If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series B Preferred Stock of all amounts distributable to them under this Section 2(a), then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series B Preferred Stock on a pari passu basis in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Mandatory Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the occurrence of a closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock of the Corporation to the public with gross proceeds of at least $30 million (an "IPO"). In addition, each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the affirmative vote of the holders of at least a majority of the then-outstanding shares of the applicable series of Preferred Stock, voting separately as a single class.

Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F for further material rights information.

Preferred Stock

The amount of security authorized is 4,826,458 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

General, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. If the Company cannot raise sufficient funds it will not succeed The Company is offering Series B Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Series B Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Projections: Forward-Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are an early-stage company and have not yet generated any profits Vast Therapeutics, Inc. was formed on 04 05, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vast Therapeutics, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. Risks of Drug Development Drug development is a highly regulated, lengthy, expensive process with an uncertain outcome, and results of earlier studies might not be predictive of future trial results. Our product candidates may pose safety issues, cause adverse events, have side effects, or have other properties that could delay or prevent their clearance of regulatory hurdles and ultimate approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any. Product Development Risk For certain target indications, well-defined clinical and regulatory pathways do not exist, increasing the uncertainty of achieving marketing authorization for our products in one or more respiratory diseases. Risks associated with nitric oxide We specialize in nitric oxide-based product candidates. As such, there are program-specific risks given the nature of our proprietary approach including: o Nitric oxide gas is a critical raw material used in the synthesis of our drug candidates. We rely or intend to rely on third parties for the supply of this chemical so, if these third parties do not successfully carry out their contractual duties or encounter supply chain delays, our development efforts could be stopped, delayed, or made less profitable; and Our proprietary chemistry requires high-pressure manufacturing of corrosive gases, limiting the number of commercially-available third parties to make and manufacture our drug candidates at scale, which may result in additional capital demands, delays as drug development progresses, and/or failure to achieve marketing approval. Regulatory Risk For certain target indications, well-defined clinical and regulatory pathways do not exist, increasing the uncertainty of achieving marketing authorization for our products in one or more respiratory diseases. Third Party Coverage of Pharmaceuticals Even if we obtain marketing approval for any product candidates, the products may become subject to unfavorable third-party coverage or reimbursement policies. All of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. The Chief Executive Officer has other professional commitments outside the Company Dr. Nate Stasko, the Chief Executive Officer of Vast Therapeutics, currently serves in a limited capacity as an advisor to KNOW Bio, LLC, a related company with overlapping leadership. Although Dr. Stasko transitioned to full-time employment at Vast Therapeutics in 2022 and his role at KNOW Bio is described as primarily observational, this dual involvement presents potential risks to investors. Investors should carefully evaluate this arrangement and its potential impact on the Company's operations and leadership effectiveness.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2025.

Vast Therapeutics, Inc.

By /s/ *Nathan Stasko*

    Name: Vast Therapeutics, Inc.

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



Vast Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Vast Therapeutics, Inc. Management

We have reviewed the accompanying financial statements of Vast Therapeutics, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
April 22, 2025


VAST THERAPEUTICS, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)


		As of December 31,		
		2024		**2023**
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	31,466	$	98,317
Grants Receivable		-		141,320
Prepaid Expenses		572		13,197
Total Current Assets	$	32,038	$	252,834
Non-Current Assets:				
Fixed Assets, Net	$	123,853	$	242,454
Intangible Assets, Net		41,456,948		43,825,917
Affiliates Loan Receivable		21,372		207,524
Total Non-Current Assets	$	41,602,173	$	44,275,895
TOTAL ASSETS	$	41,634,211	$	44,528,729
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts Payable	$	83,004	$	396,350
Other Current Liability		1,411,430		1,410,648
Total Current Liabilities	$	1,494,434	$	1,806,998
Non-Current Liabilities:				
Affiliates Loan Payable	$	12,899,653	$	9,958,976
Total Non-Current Liabilities	$	12,899,653	$	9,958,976
TOTAL LIABILITIES	$	14,394,087	$	11,765,974
EQUITY				
Common Stock	$	3,613	$	3,613
Preferred Stock		252		252
Additional Paid in Capital		62,414,341		61,826,789
Retained Earnings (Accumulated Deficit)		(35,178,082)		(29,067,899)
TOTAL EQUITY	$	27,240,124	$	32,762,755
TOTAL LIABILITIES AND EQUITY	$	41,634,211	$	44,528,729


See Accompanying Notes to these Unaudited Financial Statements


VAST THERAPEUTICS, INC.
STATEMENT OF OPERATIONS

		2024		Year Ended December 31, 2023
Revenues				
Revenue	$	227,645	$	737,317
Gross Profit	$	**227,645**	$	**737,317**
Operating Expenses				
Research & Development Expenses	$	1,661,553	$	4,298,067
General and Administrative Expenses		1,385,776		814,665
Management Fees		794,455		1,037,920
General and Administrative Expenses		1,385,775		814,665
Advertising & Marketing		6,495		-
Depreciation Expense		120,581		195,199
Amortization Expense		2,368,968		2,368,968
Total Operating Expenses	$	**6,337,828**	$	**8,714,819**
Total Loss from Operations	$	**(6,110,183)**		**(7,977,502)**
Other (Expense)				
Other Income		-		454,520
Miscellaneous Expense		-		(13,280)
Interest Expense		-		(496)
Total Other Income (Expense)		**-**		**440,744**
Net Income (Loss)	$	**(6,110,183)**	$	**(7,536,759)**
Earnings Before Income Taxes, Depreciation, and Amortization	$	**(3,620,634)**	$	**(4,972,591)**
Net Income (Loss)	$	**(6,110,183)**		**(7,536,759)**

See Accompanying Notes to these Unaudited Financial Statements

VAST THERAPEUTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		APIC	Retained earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of shares	$ Amount			
Beginning balance at 1/1/23	36,132,717	3,613	2,515,000	252	61,387,605	(21,531,141)	39,860,329
Stock Based Compensation Expense					439,184	-	439,184
Net income (loss)						(7,536,758)	(7,536,758)
Ending balance at 12/31/23	36,132,717	$3,613	2,515,000	252	$61,826,789	$ (29,067,899)	$32,762,755
Stock Based Compensation Expense					587,552	-	587,553
Net income (loss)	-	-	-	-	-	(6,110,183)	(6,110,183)
Ending balance at 12/31/24	36,132,717	$3,613	2,515,000	$252	$62,414,341	$(35,178,082)	$27,240,124

See Accompanying Notes to these Unaudited Financial Statements

VAST THERAPEUTICS, INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,		
		2024		**2023**
OPERATING ACTIVITIES				
Net Income (Loss)	$	(6,110,183)	$	(7,536,759)
Adjustments to reconcile				
Net Income to Net Cash				
provided by operations:				
Amortization Expense		2,368,968		2,368,968
Depreciation Expense		120,581		195,199
Stock Options Expense		587,553		439,184
Grants Receivable		141,320		(141,320)
Prepaid Expenses		12,625		(11,212)
Accounts Payable and				
Accrued				
Liabilities		(312,564)		1,590,614
Intercompany Balances,				
Net		3,126,829		3,131,447
Right of Use Asset		-		19,933
Lease Liability		-		(20,362)
Total Adjustments to				
reconcile Net Income to Net				
Cash provided by				
operations:	$	6,045,312	$	7,572,452
Net Cash provided by (used				
in) Operating Activities	$	(64,871)	$	35,694
INVESTING ACTIVITIES				
Fixed Assets	$	(1,980)	$	(9,708)
Net Cash provided by (used				
in) Investing Activities	$	(1,980)	$	(9,708)
FINANCING ACTIVITIES				
Net Cash provided by (used				
in) Financing Activities	$	-	$	-
Cash at the beginning of				
period		98,317		72,331
Net Cash increase				
(decrease) for period		(66,851)		25,986
Cash at end of period	$	31,466	$	98,317

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Vast Therapeutics, Inc. (the "Company"), is based in Morrisville, North Carolina, and was incorporated on April 5, 2017 under the state laws of Delaware. The Company plans to earn revenue through licensing or acquisition of medications created through its proprietary portfolio of Nitric Oxide releasing pro-drugs. The company expects its customer base of global pharmaceutical companies will be located throughout the world.

The Company conducted a crowdfunding campaign under regulation CF in 2024 to raise operating capital and fund essential research and development activities.

The Company's operations are funded by its parent, KNOWBio, LLC ("KNOWBio").

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is still in its clinical stage, thus, all revenues are from a grants exposing the Company's revenues to severe near-term impact.

Going Concern Consideration:

The Company's financial statements have been prepared on a going concern basis, based on its ability to meet its obligations in the ordinary course of business for the next twelve months. Although the Company is in the early stages of operations and has experienced losses, it benefits from the ongoing financial support and operational management of its parent, KNOWBio, LLC. Management is also actively pursuing additional capital raising initiatives. While this funding mitigates immediate concerns about liquidity, the inherent risks associated with pharmaceutical research and development remain, and there is no guarantee of commercial success. These financial statements do not reflect any adjustments that may be necessary depending on the outcome of these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The Company's material fair value estimates include compensation expense and fair value of its intangible assets, sublicenses, which were acquired in exchange for stocks.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $31,466 and $98,317 in cash as of December 31, 2024 and December 31, 2023, respectively.

<u>Grants Receivable</u>

The Company carries its grants receivable net of an allowance for doubtful accounts. All receivables or portions thereof that are deemed to be uncollectible or that require excessive collection costs are written off to the allowance for doubtful accounts when it is probable that the receivable is unrecoverable. The Company actively reviews and evaluates its grants receivable, but no allowance for doubtful accounts has been considered necessary as of December 31, 2024 or 2023. Actual results could differ from the estimates that were used.

The Company had no grant receivables as of December 31, 2024 and $141,320 as of December 31, 2023.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Furniture Fixtures	5	5,393	5,393
IT Equipment	3	33,013	33,013
Lab Equipment	5	1,189,436	1,189,436
Manufacturing Equipment	5	6,992	6,992
HPLC Asset	5	99,404	99,404
GMB Suite	5	1,980	-
Less Accumulated Depreciation		(1,212,365)	(1,091,784)
Totals		**123,853**	**242,454**

Revenue Recognition

The Company plans to recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by creating medication through its proprietary portfolio of Nitric Oxide releasing pro-drugs. The Company's payments are generally on credit after the products have been delivered. The Company's primary performance obligation is to deliver the products to customers. Revenue is recognized at the time of shipment net of estimated returns.

The Company is still in the clinical trial stage of its products and the revenue earned in 2023 was from a grant it received.

Management Fee

KnowBio charged a management fee of $794,455 and $1,037,920 for the years ended December 31, 2024 and 2023, respectively, to support the operations of its subsidiary. These amounts reflect pass-through allocations for shared personnel, occupancy costs, legal and intellectual property services, and administrative support. See Note 3.

Research and Development Expense

Since the Company is still in the clinical stage, it spent a significant amount of resources on product research and development. This includes the salaries and related expenses of employees and contractors who have worked on R&D projects, equipment and supplies, and preclinical services.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees. It also includes other miscellaneous expenses necessary in running the business.

Amortization Expense

The sublicense is periodically amortized for 20 years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management uses the net asset value method in determining its stocks fair value. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Stock-based compensation expenses amounting to $587,553 and $439,184 were recognized in 2024 and 2023, respectively.

	Weighted Average	Fair Value
	Total Options	**Per Share**
Total options outstanding, January 1, 2023	5,656,882	$ 2.63
Granted	1,170,000	$ 1.07
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2023	6,826,882	$ 2.11
Granted	1,436,326	$ 0.99
Exercised	-	$ -
Expired/cancelled	-	$ -
Total options outstanding, December 31, 2024	8,263,208	$ 2.11
Options exercisable, December 31, 2024	**8,263,208**	**$ 2.11**

	Weighted Average	Fair Value
	Total Options	**Per Share**
Nonvested options, January 1, 2023	3,207,031	$1.49
Granted	1,170,000	$1.07
Vested	(1,280,849)	$2.92
Forfeited	-	$0.00
Nonvested options, December 31, 2023	**3,096,182**	**$1.11**
Granted	1,436,326	$0.99
Vested	(628,682)	$1.07
Forfeited	-	$0.00
Nonvested options, December 31, 2024	**3,903,826**	**$1.11**

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and North Carolina. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

As of December 31, 2023, the Company had federal and state net operating loss (NOL) carryforwards of $15,601,224 (federal) and $16,186,146 (state), respectively. The Company has not yet filed its 2024 return, but is in the process of doing so.

The Company has recognized deferred tax assets related to these NOLs and other temporary differences. However, due to the Company's history of losses, management has determined that it is more likely than not that these assets will not be realized. As a result, a full valuation allowance has been recorded against the deferred tax assets.

The Company's effective tax rate was 0% for all periods presented due to the valuation allowance.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Summary of Related Party Relationships and Balances as of December 31, 2024:

2024 Related Party Balances

Entity	Relationship	Receivable	Payable
KNOWBio, LLC	Parent Company	-	12,205,880
KB Resources	Affiliate, wholly owned by KNOWBio, LLC	-	693,773
EmitBio, Inc.	Affiliate, majority owned by KNOWBio, LLC	15,232	-
Revian	Affiliate, majority owned by KNOWBio, LLC	5,050	-
Diabetic Health	Affiliate, majority owned by KNOWBio, LLC	1,090	-
Total		**21,372**	**12,899,653**

Summary of Related Party Relationships and Balances as of December 31, 2023:

2023 Related Party Balances

Entity	Relationship	Receivable	Payable
KNOWBio, LLC	Parent Company	-	9,168,211
KB Resources	Affiliate, wholly owned by KNOWBio, LLC	182,652	740,765
EmitBio, Inc.	Affiliate, majority owned by KNOWBio, LLC	18,732	50,000
Revian	Affiliate, majority owned by KNOWBio, LLC	5,050	-
Diabetic Health	Affiliate, majority owned by KNOWBio, LLC	1,090	-
Total		**207,524**	**9,958,976**

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2023, the Company has accrued a liability of $1,411,430 as an estimate for amounts due that have yet to be invoiced from preclinical work performed by an unrelated third party.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 of common shares with a par value of $0.0001 per share. 36,132,717 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 15,816,458 of preferred shares with a par value of $0.0001 per share. 2,515,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Preferred shareholders have one vote for every common share they could own if converted.

Dividends: The holders of the Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. As of December 31, 2024, no dividends had been declared.

Conversion: Each share of Series A Preferred Stock shall be convertible at the option of the holder thereof, at any time after the issuance of such share, into fully paid and nonassessable shares of Common Stock. Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate upon the occurrence of a closing of a firmly underwritten public offering.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 22, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

I, Nathan Stasko, Principal Executive Officer of Vast Therapeutics, Inc., hereby certify that the financial statements of Vast Therapeutics, Inc. included in this Report are true and complete in all material respects.

Nathan Stasko

Chief Executive Officer